

Christopher Wool (b. 1955)



Christopher Wool's captivating text paintings were influenced by graffiti, commercial painting and pop culture.

INVESTMENT THESIS

Historical Price Appreciation of Similar Works (Wool) *

31.0%



$30.0m
$20.0m
$10.0m
$0.0m
92
96
00
04
08
12
16
20

Initial Offering

$7,770,000

Investment Overview

Offering Circular		sec.gov/edgar
Auction History	significant	32 years
2020 Auction Sales	moderate	$17,129,013
Repeat Sales		view

39% Progress

INVEST NOW

DEAL SHEET

WHY WE LIKE THIS PAINTING

- Christopher Wool is an important American artist whose work has been sought after by collectors since his debut on the New York art scene in 1984.
- The Painting is a large-scale example of Wool's most well known series: "Word Paintings," which are some of the most commercially desirable works by the artist and account for 9 of his top 10 auction records.
- The Painting was included in the artist's first solo exhibition in Europe, held at the Museum Boijmans Van Beuningen in Rotterdam in 1991.
- The Painting previously sold for $10,645,335 at Christie's London in July 2014.
- Wool's current top auction record is held by *Untitled (Riot)* (1990), executed the same year as the Painting, which sold for $29,930,000 in May 2015.
- Although there are no guarantees, similar works have shown attractive historical price appreciation at auction of 31% annualized from 1992 to 2019.

Past price appreciation is no guarantee of future results. Historical sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2020 Auction Sales	2020 Number of Lots Sold
$17,129,013	36

CHRISTOPHER

WOOL

b. 1955, UNITED STATES



$7,770,000

INITIAL OFFERING

31.0%

HISTORICAL APPRECIATION OF SIMILAR WORKS[1]

Enamel on aluminum | 108 × 72 in. (274 × 183 cm.)

Christopher Wool's captivating text paintings were influenced by graffiti, commercial painting and pop culture.

The Painting is a large-scale example of Christopher Wool's most well known series: "Word Paintings," which he began to paint in the late 1980's. Works from this series tend to follow a formulaic composition, consisting of bold stenciled letters and words in a grid-like structure. Wool's unexpected spacing and placement of letters on the canvas often disrupts our reading to allow for multiple interpretations. The Painting is characteristic of the series and stacks HA over AH, where the phrase can be read in multiple ways: "HA/AH" (a sigh of relief), "HAHA" (humor) and "AHAH," (delight). The seeming simplicity of the composition is therefore juxtaposed against the variety of interpretations, and creates a visual palindrome or onomatopoeic effect when spoken aloud. "Word Paintings" range in size from around 12 by 8 inches to 108 by 72 inches and were created on a range of supports with several different media, materials, including alkyd on paper, silkscreen on canvases and alkyd or enamel on aluminum. Large-scale versions, like the Painting, are most often executed in alkyd or enamel on a custom aluminum support. This specific pairing of materials creates a lustrous surface that enhances the contrast between the black and white palette. The Painting was included in the artist's first solo exhibition in Europe, held at the Museum Boijmans Van Beuningen in Rotterdam in 1991. The Painting was previously offered for sale at Christie's in London, on July 4, 2014, where it sold for $10,645,335 against a presale estimate of $9,379,150 - $12,789,750. Large scale "Word Paintings" by the artist, in alkyd or enamel on aluminum supports, are some of the most commercially desirable works by the artist and, as of January 25, 2022, account for nine of the artist's top ten auction records, which have all sold in excess of $12 millon. This includes Wool's current top auction record *Untitled (Riot)* from 1990, executed the same year as the Painting, which sold for $29,930,000 on May 12, 2015 at Sotheby's, New York. The Painting's emblematic style, scale, period and clever wordplay make it a commercial and desirable work by Christopher Wool.

AS OF JANUARY 25, 2022, THE ARTIST'S TOP RECORDS ARE LED BY "UNTITLED (RIOT)" (1990), WHICH SOLD FOR $29,930,000 AT SOTHEBY'S ON MAY 12, 2015, FOLLOWED BY "APOCALYPSE NOW" (1988), WHICH SOLD FOR $26,485,000 AT CHRISTIE'S ON NOVEMBER 12, 2013, AND "IF YOU" (1992), WHICH SOLD FOR $23,685,000 AT CHRISTIE'S ON MAY 13, 2014.

Since 1987, Christopher Wool has shown primarily with Luhring Augustine in New York and Galerie Max Hetzler in Germany. In 1989, the San Francisco Museum of Modern Art hosted the artist's first institutional solo show. From 1991 to 1992, a traveling exhibition was mounted by the Museum Boymans-Van Beuningen in Rotterdam, which visited the Kunsthalle Bern in Switzerland and the Kölnischer Kunstverein in Cologne, while a separate exhibition was held at the Eli Broad Family Foundation in Los Angeles. In 1998, the Museum of Contemporary Art in Los Angeles organized a mid-career survey, which included over 50 works, and traveled to the Carnegie Museum of Art in Pittsburgh and the Kunsthalle Basel in Switzerland. More recently, in 2013, the Solomon R. Guggenheim Museum mounted a major retrospective of the artist's work, which traveled to the Art Institute of Chicago. As of January 25, 2022, the artist's top records are led by *Untitled (Riot)* (1990), which sold for $29,930,000 at Sotheby's on May 12, 2015, followed by *Apocalypse Now* (1988), which sold for $26,485,000 at Christie's on November 12, 2013, and *If You* (1992), which sold for $23,685,000 at Christie's on May 13, 2014.

AUCTION RESULTS FOR SIMILAR WORKS[2,3]


$30M
$22.5M
$15M
$7.5M
DR NK
RI OT
OO OO
FO OL
OH OH
FO OL
FO OL
HA AH
FO OL
RI OT
FO OL
1991
1993
1995
1998
2000
2002
2004
2006
2008
2010
2012
2015
2017
2019

Christopher Wool was born in 1955 and raised in Chicago by his parents, Glorye and Ira Wool, a psychiatrist and a molecular-biology professor. In 1972 at the age of 17, Wool enrolled at the Sarah Lawrence College in New York, where he met the American Abstract Expressionist Richard Pousette-Dart. After one year Wool transferred to the New York Studio School, where he studied under Jack Tworkov, another notable mid-century painter. In the late 1970s, Wool studied filmmaking at New York University and found inspiration in the burgeoning punk rock and street art movements. Influenced by his creative surroundings, Wool began painting, deciding to become an artist. In 1984, the Cable Gallery debuted his work in New York, and subsequently hosted another solo exhibition in 1986. Building upon earlier experimentations, Wool began a new body of work around 1987, where he applied bold text in commercially stenciled capital letters. These text-based paintings remain some of the most recognizable and expensive works by Wool to be sold at auction. In April of 1988, a dual show of the artist and his close friend Robert Gober opened at 303 Gallery which featured Wool's now-iconic painting entitled "Apocalypse Now" (1988). The painting's text reads "SELL THE HOUSE SELL THE CAR SELL THE KIDS," which the artist appropriated from the 1979 Francis Ford Coppola war film "Apocalypse Now." In addition to Gober, Wool's artistic circle of the 1980s included artists Richard Prince and Jeff Koons, amongst others.




HA
HA


HA
AH

CHRISTOPHER WOOL,

IMPORTANT DISCLOSURES

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past artwork pricing trends are not indicative of future pricing trends.

2. Past artwork pricing trends are not indicative of future pricing trends. Investing involves risk and investors must be prepared to hold their investment for an extended period.

3. The chart captures the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Christopher Wool with the following criteria: "Word" paintings on aluminum, with 1 to 2 lines of words/text, at least 90 inches x 60 inches in size or larger. Where the buyer's premium was unavailable due to incomplete data, the following auction house's buyer's premium rates were applied, and include the following sales: 15% buyer's premium applied against the first $50,000 and 10% applied thereafter to "Untitled (P140)", which sold on November 2, 1994 at Christie's, and 10% buyer's premium applied to "Untitled (W6)", which sold on July 2, 1992 at Christie's. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Sale records that do not contain images may be excluded from the comparative set. Although the paintings in the described set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. Similar sales may include transactions involving Masterworks acting as a buyer or seller. For the purposes of the table, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of transactions have increased at an estimated 31.0% CAGR implied from selected sales occurring from July 2, 1992 to May 16, 2019.

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